December 26, 2024

David Kaplan
Chief Executive Officer
Gin & Luck Inc.
3756 W. Avenue 40
Suite K #278
Los Angeles, CA 90065

       Re: Gin & Luck Inc.
           Offering Statement on Form 1-A
           Filed December 11, 2024
           File No. 024-12546
Dear David Kaplan:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2024 letter.

Offering Statement on Form 1-A dated December 11, 2024
Use of Proceeds, page 21

1. Please describe the material terms of the short term debt that a portion of the proceeds of this offering will be used to discharge. Please also state whether or not the proceeds will be used to compensate or otherwise make payments to your officers or directors or any of your subsidiaries. See the instructions to Item 6 of Form 1-A. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Six Months Ended June 30, 2024 and June 30, 2023 , page 32

2. Please revise the placement of the comparison for the interim periods after the Income
       (loss) from operations discussion for the year ended 2023.
 December 26, 2024
Page 2

3. Your discussion does not include a comparison of revenues for six months ended June
      30, 2024 and June 30, 2023. Please provide your analysis for the reasons for the decline in revenues and any known expected trends.
General

4. We refer to Exhibit 11 and note the consent of SetApart Accountancy Corp is dated
      October 16, 2024. Please provide a currently dated consent from your auditor in your next amendment. Refer to Item 17(11) of Part III of Form 1-A.
5. We note your response to prior comment 5, however, we are unable to locate revisions to your web-site that reflect information that is consistent with this offering circular.
      As just one example, your web-site continues to state that    [y]our four
brick-and-
      mortar bars are doing tens of millions in revenue, all profitable    when
your financial
      statements indicate otherwise. Revise your web-site to ensure it is accurate or tell us why the statements cited in comment 15 of our letter dated October 30, 2024 are appropriate.
        Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Robin Sosnow